# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blackstone Private Real Estate Credit and Income Fund, CIK 0002049733
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 345 Park Avenue, 31st Floor, New York, New York (NY), 10154
Date of event which requires filing of this statement: 07/18/2025
Filed by CIK 0001464695
Persons authorized to receive notices and communications: Kevin Michel, BX Private RE Credit and Income Fund, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Lucie Enns, BX Private RE Credit and Income Fund, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- BCRED X Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,178,770.86; shared voting power 0; sole dispositive power 4,178,770.86; shared dispositive power 0; aggregate amount beneficially owned 4,178,770.86 (41.9% of the class)
- Blackstone Private Credit Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,178,770.86; shared voting power 0; sole dispositive power 4,178,770.86; shared dispositive power 0; aggregate amount beneficially owned 4,178,770.86 (41.9% of the class)
- Blackstone Private Multi-Asset Credit and Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,793,543.24; shared voting power 0; sole dispositive power 1,793,543.24; shared dispositive power 0; aggregate amount beneficially owned 1,793,543.24 (18% of the class)
- Blackstone Private Credit Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- Blackstone Credit BDC Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- Blackstone Alternative Credit Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- GSO Advisor Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- Blackstone Holdings I/II GP L.L.C. (CIK 0001464695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,972,314.1; shared voting power 0; sole dispositive power 5,972,314.1; shared dispositive power 0; aggregate amount beneficially owned 5,972,314.1 (59.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: Blackstone Private Real Estate Credit and Income Fund
Address of issuer's principal executive offices: 345 Park Avenue, 31st Floor, New York, New York (NY), 10154
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 27, 2025 (as amended the "Schedule 13D") relating to the common shares of beneficial interest ("Common Shares") of Blackstone Private Real Estate Credit and Income Fund (the "Issuer"). Except as set forth herein, the initial Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the initial Schedule 13D.

## Item 2. Identity and Background
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the initial Schedule 13D is hereby amended and restated as follows:

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except as follows: In October 2022, as part of a sweep of private equity and other investment advisory firms, the Securities and Exchange Commission ("SEC") sent a request for information relating to the retention of certain types of electronic business communications, including text messages, that may be required to be preserved under the Investment Advisers Act of 1940 (the "Advisers Act"). By order of the SEC on January 13, 2025, Blackstone Alternative Credit Advisors LP, Blackstone Management Partners L.L.C. and Blackstone Real Estate Advisors L.P. entered into a settlement with the SEC to resolve this matter. The settlement included a civil monetary penalty of $12 million and agreement to, among other things, cease and desist from future violations of Section 204 of the Advisers Act and Rule 204-2 thereunder, and conduct a self-assessment of their compliance with its policies and procedures to preserve electronic communications.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the initial Schedule 13D is hereby amended and supplemented to add the following:

On July 1, 2025, BCRED X subscribed for 1,189,532.117 Common Shares for an aggregate purchase price of $30,000,000. BCRED X was deemed to acquire the securities on July 18, 2025, when the net asset value of the Common Shares was determined. The source of funds for the purchase of the Common Shares by BCRED X was from working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the initial Schedule 13D are hereby amended and restated in their entirety as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Shares beneficially owned is based on 9,985,068.187 Common Shares outstanding as of July 18, 2025 as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

BCRED X directly holds 4,178,770.858 Common Shares. Blackstone Private Credit Fund is the sole member of BCRED X. Blackstone Private Credit Strategies LLC is the investment adviser of Blackstone Private Credit Fund. Blackstone Credit BDC Advisors LLC is the sub-adviser of Blackstone Private Credit Fund. Blackstone Alternative Credit Advisors LP is the sole member of Blackstone Credit BDC Advisors LLC. GSO Advisor Holdings L.L.C. is the special limited partner of Blackstone Alternative Credit Advisors LP. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC and GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

BMACX directly holds 1,793,543.244 Common Shares. Blackstone Private Credit Strategies LLC is the investment adviser of BMACX. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC and GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the Common Shares directly held by BCRED X and BMACX. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Shares in since the filing of the initial Schedule 13D.

## Signatures
- BCRED X Holdings LLC: /s/ Oran Ebel, Oran Ebel, Chief Legal Officer and Secretary of Blackstone Private Credit Fund, its sole member (07/18/2025)
- Blackstone Private Credit Fund: /s/ Oran Ebel, Oran Ebel, Chief Legal Officer and Secretary (07/18/2025)
- Blackstone Private Multi-Asset Credit and Income Fund: /s/ Kevin Michel, Kevin Michel, Chief Legal Officer (07/18/2025)
- Blackstone Private Credit Strategies LLC: /s/ Marisa Beeney, Marisa Beeney, Authorized Signatory (07/18/2025)
- Blackstone Credit BDC Advisors LLC: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director (07/18/2025)
- Blackstone Alternative Credit Advisors LP: /s/ Marisa Beeney, Marisa Beeney, Senior Managing Director (07/18/2025)
- GSO Advisor Holdings L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I L.P. its sole member, Blackstone Holdings I/II GP L.L.C., its GP (07/18/2025)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (07/18/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (07/18/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (07/18/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (07/18/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (07/18/2025)